Exhibit 12

CENTURYLINK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Years Ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in millions)
Income before income taxes and cumulative effect of change in accounting principle	$1,110	224	1,250	948	1,531
Less: income from equity investee	(22)	(24)	(15)	(13)	(16)
Add: estimated fixed charges	1,502	1,486	1,504	1,223	615
Add: estimated amortization of capitalized interest	17	16	15	12	2
Add: distributed income of equity investee	22	14	12	14	16
Less: interest capitalized	(47)	(41)	(43)	(25)	(13)
Total earnings available for fixed charges	$2,582	1,675	2,723	2,159	2,135
Estimate of interest factor on rentals	$144	147	142	126	57
Interest expense, including amortization of premiums, discounts and debt issuance costs	1,311	1,298	1,319	1,072	545
Interest capitalized	47	41	43	25	13
Total fixed charges	$1,502	1,486	1,504	1,223	615
Ratio of earnings to fixed charges	1.72	1.13	1.81	1.77	3.47